Bowne & Co., Inc.
55 Water Street
New York, New York 10041
September 1, 2010
VIA EDGAR AND FEDERAL EXPRESS

Re:	Bowne & Co., Inc. Form 10-K Filed March 2, 2010 Amendment No. 1 to Form 10-K Filed April 20, 2010 File No. 001-05842
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     Set forth below are the responses of Bowne & Co., Inc. (“Bowne” or the “Company”) to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated August 30, 2010, relating to the Form 10-K and Amendment No. 1 to Form 10-K (the “Form 10-K/A”) for the year ended December 31, 2009. For convenience of reference, the text of the comments in the Commission Staff’s letter has been reproduced in bold herein.
Analysis of the Company’s Executive Compensation Program, page 16
1.	We note your response to our prior comment number 7 and reissue. In particular, if you wish to argue that it is appropriate to omit performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide your analysis at this time. The supplemental analysis should be based upon the 2009 10-K. In addition, supplementally advise us whether the company’s targets for the fiscal year ended December 31, 2010 are expected to be materially different from those of December 31, 2009. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response: As requested in the letter received by the Company from the Staff dated August 18, 2010, the Company confirms that, to the extent the Company uses the same quantifiable measures of operating performance that it used in the fiscal year ended December 31, 2009 or other performance targets that would not result in competitive harm, the Company will, in future filings, quantify all Company-wide performance targets used to set performance based compensation, including with respect to the Company-wide performance targets used for the fiscal year ended December 31, 2010. The Company does not wish to make the argument that it is appropriate to omit the quantifiable measures of operating performance used for either fiscal year 2009 or fiscal year 2010.
As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and that the Staff’s comments, or changes to disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing. Furthermore, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any of our comments require further explanation, please do not hesitate to contact me at (212) 658-5805.
Sincerely,

Scott L. Spitzer
Senior Vice President, General Counsel and Corporate Secretary
Bowne & Co., Inc.